Roanoke Technology Corporation
                          2720 North Weslyan Boulevard
                        Rocky Mount, North Carolina 27804

                                December 30, 2004



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  Withdrawal of Registration Statement on Form SB-2
     (the "Registration Statement")
     Filed with the Securities and Exchange Commission on December 1, 2004 (Registration No. 333-120887)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, Roanoke Technology Corporation hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. Roanoke Technology has decided not to proceed with the equity line of credit financing at this time. The Registration Statement related primarily to the equity line of credit and the resale of the shares of common stock to be issued under the equity line of credit. No shares have been sold under the Registration Statement

                                                     Sincerely,

                                                     /s/  David L. Smith
                                                     David L. Smith
                                                     Chief Executive Officer